Exhibit 99.1

 - !"#$% & '%( ')%* +, -./0123 ..04 562708/2 1 902/4 : ;92<37/7. :3 -/2 14 =>:?@A:B-C-D5EF>G3H.8G01I J0K12 K; 7 K0J07. 1K0/.J7G1H 0 J7.0K L83.-/I.J;70KI370 JI7< 08M E0 92<370 J4 -C8- NOPQRSTUVWXQYOPSVZ[OQ\Y]^[RXQO\RXWO_`a Qa_^XYOT^PaTbOR QX WO\a^_OPZRQ[`aRPX\ P[SO^Y[ZW_X^TQS_W[OcdefghSiQaOj^RTkS^_\lW[OXmQaOnj^RTkS^_\ oRXQTblW[OXpqr_W[OcsefhSiQaOtujlW[OXmQaOntujoRXQTblW[OXpqtSvO_TRbQaOoRXQTbSiNOPW_RQOXSTwaONQSPxuya^TbOSiz Tb{STboRVRQO\maOnuyPa^TbOpq | } D8H /K1 / 1J7.8/K1 / LI/ K1 / LI/> B7/0 J.95@=mSQOcq ‚ / 90Gƒ J F7 I/0 JM „… E /G17H0. LI/>†1J7.189K1 / -/2 K1 / mSQOX‡^T\sq : /K1 / -/2 JK1 / ˆ ‰7/0. 23< 1 7/2 JK1 /< 1 1 I.0/K1 7/2 mSQOXŠ‹‡^T\sM -/2 H17G H1/K mSQOXc^T\sq LI/7. 31ƒ 0H17G H1 /K1 0K 733 J70 I8 H1 GJ7. <2/7. J8 mSQOgq ˆJ7/G2.0FŒM H1 3723 7/2 H17G 031ƒ 0H17G mSQOsq †H ..7 <I.G / 0mSQOfq…C8- „Ž- M € H21GK/ /K1 /F1 0K 1/G2170 /M<20. G. IJ € H21GK/ „Ž…>3 17G.J H/7018/K1 / F1 H /.07 „ŽLI/>1J7.8/K1 /M. C8…-A9 073 E0 GK. / …C8- „Ž ˆ ˆ M € H21GK/ /K1 /F1 0K 1/G2170 /M<20. G. IJ € H21GK/ -„>3 17G.J H/7018/K1 / F1 H /.07 Ž„ LI/>1J7.8/K1 /M. C8- -A9 073 E0 GK. / -C8- Ž„ …„ˆ ˆ -M -/2 /K1 /2.J 1/K ; 1J/GK 3 -/2 LI/>1J7.8/K1 /2H. ‰1G7/ „  …ˆ A9E „Ž@=E … ŒŽˆ

- ! -"- #$%&'() -"- *+, - ../ 0 "-, - 1 "-, - , 1 023 1 ! 1.41 0!3 1 1 1 5 6 1 3 7 ,*+1 1 , 839:;9 5 839<:;9*+-"-, -

 - - ! ! !" # ! ! $ % &' () &) ! ! $ ! ! * &) $ + $ ,-. /! 012,. /! 34! 3 ! * &) &) $ ! ! * &) ! $ &' )* &) ! 5! 6$ & 7$, ! )8 / 6 $ ! $ 5! * &) ! 0 0 $ ! * &) $ $ $! ! $ ! $! $! $! !$ ! * &) ! 0 $ ! $ 9! $! 5! / 6 $ :;<=>;?=@<A;BCD EF GH=I>HJI=>HJK=L BA>M=NJ<O;I=<HJB;=A>M=PIA@=PI>HJ=QR=ASH<NJKISA>M=PIA@=PI>HJ=>H;MTNL=SAKBF UF VT=J>AB I<H=@T;>ABSLJTB@=NJ< ;W<H=TJ><:=XYJZ A>@T;MI=[ <MIBPLTA>H=NPMI>JB<;\JAB];JIN[MT=E^FU_`abc\[MT=EdFU`;I\;B<HTZ[=<MIBP >JB<;\JAB ];JIN[MT=E^FU_]abc\[MT=EdFU]QRHA@=KIA><H=TJ<IF ^F VT=J> <;MJT@HJBS=>AB>M=NHJI=@PA<TI=eMABSN>@T;MI=P >JB<;\JAB];JIN[MT=E^FU_`abc\[MT=EdFU`<;S=HIRA<H =ITKJB<N =>;WA>M=FcJ@H <=S;IZ RATB=N<;L=NA>@T;=NAB K MJTZRA<H>MWA@=B<W;IOJ<A;B =BJLT<H M>I<;AN=B<WZH=ITKJB<@ =S;IZAB<H=TA><=NA>M=If\;B<HTZ[=<MIBFg;I=XJOPT=QOMT<AP=>M=;W >HJI=> I=>MT<;WOMT<AP=XI@A> ;WHJI=;P<AB>MN=I<H >JO=>HJI=;P<AB>@H=O=;I WOMT<AP=@;BK=I>A;BMN=I<H >JO=@;BK=I<ALT=B;< OM><L=JSI=J<NB NA>@T;=NJ ;B=@J<S;IZFh;R=KIQAW<H=A>M=I MT<NWI;O=XI@A> ;WHJI=;P<AB>MN=IU>HJI=;P<AB>@H=O=>;I@BK=I>A;BWU@;BK=I<ALT=B;<>QH=>OM><L=NA>@T;=N J>U =PJI<=@ S;IA>F iF jH=PI@B<JS=@HJBS=A<H=BMOL=I;WA>M=NHJI=>;WTA><=NA>M=IA><;L=@JTM <=NLZI=W B@<;H=TA><=NA>M=If<;JTBMOL=I;W>HJI=>AB>M=kX@TMNABSW;I>M@HPI;>= JBZ>HJI=> PM@HJ>=N;I=N O=NLM<B; Z= @JB=TNlJ>A<RJ>AOO=NAJ<=TZLW;I<H JITA><ITKJB<=KB<RHA@J>B;<L=BNA>@T;=NABJ\;B<HTZ[=<MIB; :=X<YJZ YA>@T;MI=[ <MIBF _F GH=I<JNABS <H=>JI=>;W<H=TA><=NA>M=IHJ>L=B>MP=BN Qm@T;>ABSOJIn=<PIA@=PI>HJ=;W<H=AOO=NAJ<=TZPI=@NABSLM>AB= NJZo>H;MTNL=@;B><IM=NJ>m@T;>ABSOJIn=< PIA@=PI>HJ=;W<H=LM>AB= NJZ;BRHA@<=>JI=>R I TJ><IJN=oF pF CB<H=@;B<=X;WJI=PM@HJ>=;W>HJI=>D q mA>M=;WHJI=>oH;MTNL=@;B><IM=NJ>mI=PM@HJ>=;WHJI=>orJBN

 - !"## $% &$#' (' !"## $% ('&) *) + ' "( , &$#' "( &- !"## $% &$#' " !"## $% "( &- ('(&$#' "( ('(&) ..) /'$ !#$ '$$% % # !'$) 0) +"121%2!"' " 3'"4#" " % $') 56) + '$&" ' , ' " "$% 3 "" '$( (- 4 $ % 7 " "(8 !# 8% 7(4#$( 3$" '$4""1! 2- 9:;<=>?<9:;@>A;?BC:9@> 9DEF?;@9B=;G?>F@H;?I>9;FG>=; GJD9BFC>9A;;9BFC@>G? KL?B @EBF>MD9:;? @L=9N 5) OPQR O 'SP !Q !R !)

 - ! "#$ $ "$%$"#$ "&'" ()*+,-./012&()3+ -/+ 4567896:5;8<9:=5;86:>?@ ;A 7@?B;C7D?:E;@7?BD:7896:F5?86>:7E;GC78@BH8?B@56IJ=5;BH6 K6=@7?BL MNO PQR P STURVWXNPQR P YZP QR P YZP[ \WP] VX^_`abc] d e P ^]fg V bW ZP] Vd hi j PfRWO]X [ kRfQP RO] MRVWX ] cklm R P fkRW] P OkRfQP V n ]QV OkRfQP -o/ RWf ORPQ QW P]ORWf OWVp \q P]ORWf OWVp M]ZOWVp d -nN- rhs tXX]Q RP]fg uQX MQ cPVvwZmZ^ f] nRg ] x^j iyx^j iihx^j -sy riy M]ZXklm R P fkRW] P OkRfQP V rhs M]ZOWVp x^j -sy riy z [VW]XZW Rl]WX RWPk RqQP ORWlNZWP]X PX]Q _ufQX d cklm R PkfQ kRW] POkRfQP VX]Q _ufQX W]Q NR]V bPWXf RVWXN PZk]WXd bd sh- d { Xklm R PQR PWXPk ]Wl RVWXN PZk]WXOP VfvkWR VX]Q _ufQX PWXf V] R PZk]WX bbdu d|cklm R PQR PWXPk -r{ S Q RmNfX WRl]Q ROkfQP ]kWX[m qQWfq R lV X]Q _ufQX q R lV WXfRVXf qW]Q nWXzRV\WP]X UkZ P|w_n\WP]X UkZ PXV]Q R Q m Xl] RWZfQX P]Q OR]WfkZRPfX]W V ]Q _uOZX]RN^] l X]V qQWfPm X WZ VqW]Q _ufQX S ZPfX WRl]QXN OkRfQP ]kWX[m qQWfq R lV X]Q RP]fg uQX q R lV WXfRVXf qW]Q Vl P]WfRkZ POZNWX ]OkRfQP lV X]QQ RufQX U lRgP} MQ _ufQX l X]W VWzm R P]MQ cPVvwZmZ^ f]nRg ] o €#$ "$2$‚ƒ$"„$‚-‚$%$ $‚/ƒ!"…" ‚"!‚"%"+ ^kmlW] VmN}SX S Xm W bcl d MW]Z }†WX]YlOXN^ fR]N bjWR f]s^ fR]N ]Q RjkZN[ ]QRWP Vt Wf Rd